LAW OFFICES
BERKMAN, HENOCH, PETERSON & PEDDY, P.C.
100 GARDEN CITY PLAZA, GARDEN CITY, NY 11530-2112
TELEPHONE: (516) 222-6200 (X430) FACSIMILE: (516) 222-6209 E-MAIL: j.stein@bhpp.com

February 8, 2007

Via Edgar and US Mail

Brian K. Bhandari
Staff Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
Office of Information and Filings
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: China 3C Group

Dear Mr. Bhandari:

This letter shall serve to confirm our recent discussions pertaining to the Securities and Exchange Commission’s comment letter dated June 22, 2006. As discussed the Company will reply to the comment letter and file such amended report(s) on or before February 28, 2007. The delay in responding has been due in part to the fact that the prior auditor of the Company is no longer PCAOB qualified.

If you have any further questions I can be reached at the number above.

Very truly yours,

Jeffrey M. Stein

NUMBER 5

LICHTER, YU AND ASSOCIATES
Certified Public Accountants

9191 Towne Centre Drive, Suite 406
San Diego, CA 92122
(858) 320-2808

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of China 3C Group and Subsidiaries, Inc.

We have audited the accompanying balance sheet of China 3C Group and Subsidiaries, Inc. (the “Company”) as of December 31, 2004 and the related statements of income, stockholders’ equity, and cash flows for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China 3C Group and Subsidiaries, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Lichter, Yu & Associates

December 1, 2005
San Diego, California